UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Q3 2024 Earnings Release
2.	Supplement to Third Quarter 2024 Results Release

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS THIRD QUARTER 2024 RESULTS

STRONG CASH FLOW GENERATION

QUARTERLY CASH DIVIDEND OF $0.147 PER SHARE

Bogota, Colombia – November 6, 2024 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator, and consolidator, reports its consolidated financial results for the three-month period ended September 30, 2024 (“Third Quarter” or “3Q2024”). A conference call to discuss these financial results will be held on November 7, 2024, at 10:00am (Eastern Standard Time).

THIRD QUARTER 2024 FINANCIAL SUMMARY

In 3Q2024, GeoPark delivered solid financial performance with $99.8 million Adjusted EBITDA,1 a margin of 63% and $25.1 million net profit, amidst a softer price environment and operational challenges. Net profit was 1.2% higher than 3Q2023, demonstrating resilient profitability in the context of lower oil prices. Adjusted EBITDA for the nine-month period ended September 30, 2024 was higher than the same period in 2023, underscoring the strength and consistency of our financial results year-to-date.

GeoPark invested $45.9 million in capital expenditures in 3Q2024, focused on: i) facilities upgrades and advancing development and appraisal activities in the Llanos 34 Block (GeoPark operated, 45% WI) in Colombia, including an ongoing water-flooding campaign and facility expansions; ii) drilling two exploration wells in the CPO-5 Block (GeoPark non-operated, 30% WI) in Colombia; iii) ongoing delineation and exploration in the Toritos and Bisbita fields in the Llanos 123 Block (GeoPark operated, 50% WI) in Colombia; iv) exploration and workover activities in the Espejo (GeoPark operated, 50% WI) and Perico (GeoPark non-operated, 50% WI) Blocks in Ecuador; and v) infrastructure development, with the construction of drilling pads in the Put-8 Block (GeoPark operated, 50% WI) in Colombia.

Underscoring its ongoing commitment to disciplined financial management, GeoPark concluded 3Q2024 with a growing cash balance that reached $123.4 million at end-September, while net leverage remained low at 0.8x. GeoPark’s debt profile remains resilient, with no principal maturities scheduled until January 2027.

Each dollar invested in capital expenditures yielded $2.2 in Adjusted EBITDA, and the return on average capital employed (ROACE) reached 34%. These financial achievements and discipline allowed GeoPark to reward its shareholders once again with a quarterly dividend of $7.5 million ($0.147 per share), representing an annualized dividend of $30 million and a yield of approximately 7%.

Quarterly average oil and gas production in 3Q2024 was 33,215 boepd,2 down 4% compared to 3Q2023 mainly due to the divestment of the Chilean business in 1Q2024, suspended operations at the Manati gas field in Brazil (GeoPark non-operated, 10% WI), production in the Llanos 34 Block not offsetting the natural base decline, and continued blockades affecting operations in the Llanos 34 and CPO-5 Blocks. These factors were previously identified as risks, and their realization has impacted production within the anticipated 1,500-2,500 boepd average range for the year.

1 For reconciliations, see “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” table below.

2 Reported in the 3Q2024 Operational Update and not including production from Vaca Muerta.

GeoPark’s acquisition of four unconventional hydrocarbon blocks in Vaca Muerta, Argentina became effective on July 1, 2024, with the transaction expected to close (pending regulatory approvals) by the end of 2024.3 During 3Q2024, the development wells in the Mata Mora Norte Block (GeoPark non-operated, 45% WI) achieved a gross average production of 12,621 boepd, demonstrating the high productivity of these assets. The operator is now initiating production from three exploration wells in the Confluencia Norte Block (GeoPark non-operated, 50% WI), aimed at unlocking and de-risking the substantial growth potential of this block. The Group’s Argentine subsidiary, GeoPark Argentina, S.A., has secured crucial capital markets approvals, including bank credit lines, an AA+(arg) credit rating from Fitch Ratings’ local Argentine affiliate FIX, and authorization from Argentina’s securities regulator (Comisión Nacional de Valores or “CNV”) to issue up to $500 million in debt securities over the next five years, providing strategic financial flexibility to support the future development of these assets.

Looking ahead, GeoPark plans to release its 2025 Work Program and Investment Guidelines before year-end. This upcoming framework will outline GeoPark’s strategic initiatives and capital allocation priorities, setting the stage for sustainable growth and enhanced value creation across its asset portfolio.

Andrés Ocampo, Chief Executive Officer of GeoPark, said: “In the third quarter, we continued to build on our strengths, generating robust cash flow and efficiently advancing our strategic initiatives with a disciplined $45.9 million investment in capital expenditures. This investment focused on key development, appraisal, and exploration activities across our core assets in Colombia and Ecuador. Our expansion into Vaca Muerta also took an important step forward with a recent field trip, where alongside our partner, Phoenix Global Resources, we hosted a group of fixed income and equity investors. This visit provided an invaluable opportunity to showcase our growth strategy first hand and highlight the scalable, efficient growth potential of our unconventional assets in Vaca Muerta.  We remain committed to disciplined capital allocation and maximizing shareholder value as we unlock further potential in our core assets and prepare for sustained, long-term growth in Argentina.”

Supplementary information is available at the following link:

https://ir.geo-park.com/3Q24-SupplementaryRelease

THIRD QUARTER 2024 HIGHLIGHTS

Oil and Gas Production and Operations

●	3Q2024 consolidated average oil and gas production of 33,215 boepd[4]
●	Production decreased 7% in Colombia compared to 2Q2024, due to continued blockades affecting operations in the Llanos 34 and the CPO-5 Blocks, and suspended production at the Manati gas field
●	Production in the Mata Mora Norte Block in Vaca Muerta averaged 12,621 boepd gross in 3Q2024, peaking at a record of 15,418 boepd gross during August 2024
●	9 rigs in operation at the end of 3Q2024 (5 drilling rigs and 4 workover rigs), including one drilling rig in Argentina

Revenue, Adjusted EBITDA and Net Profit

●	Revenue of $159.5 million, a decrease of 16% from 2Q2024, reflecting lower realized oil prices and lower deliveries
●	Adjusted EBITDA of $99.8 million (63% Adjusted EBITDA margin)
●	Operating profit of $54.7 million (34% operating profit margin)
●	Net profit of $25.1 million

Cost and Capital Efficiency

●	Capital expenditures of $45.9 million
●	3Q2024 Adjusted EBITDA to capital expenditures ratio of 2.2x
●	ROACE of 34%[5]

3 The Vaca Muerta acquisition is not yet consolidated in our Financial Statements.

4 Not including production from Vaca Muerta.

5 ROACE is defined as last twelve-month operating profit divided by average total assets minus current liabilities.

Balance Sheet Reflects Financial Quality

●	Cash in hand of $123.4 million, reflecting strong cash-flow generation
●	Net leverage remained healthy (0.8x), with no principal debt maturities until January 2027
●	Current cash position of $140 million (October 31, 2024)

Commitment to Shareholder Return

●	Quarterly cash dividend of $0.147 per share payable on December 6, 2024, to shareholders of record at the close of business on November 21, 2024
●	GeoPark expects to return more than $73 million to shareholders in full-year 2024 through dividends and buybacks, a potential 18% capital return yield,[6] significantly exceeding 2023 payout

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	3Q2024	2Q2024	3Q2023	9M2024	9M2023
Oil production[a] (bopd)	33,091	35,504	32,510	34,279	33,323
Gas production (mcfpd)	747	623	13,610	2,884	15,898
Average net production (boepd)	33,215	35,608	34,778	34,760	35,973
Brent oil price ($ per bbl)	78.5	85.0	86.0	81.8	82.2
Combined realized price ($ per boe)	65.1	72.0	68.3	67.5	62.9
⁻ Oil ($ per bbl)	67.7	74.9	74.6	70.8	68.4
⁻ Gas ($ per mcf)	6.8	8.9	4.4	5.8	4.7
Sale of crude oil ($ million)	157.5	187.2	185.4	506.9	534.3
Sale of purchased crude oil ($ million)	1.5	2.4	2.2	5.7	4.1
Sale of gas ($ million)	0.5	0.6	5.3	4.6	19.1
Commodity risk management contracts ($ million)	—	—	(0.7)	(0.1)	(0.7)
Revenue ($ million)	159.5	190.2	192.1	517.1	556.9
Production & operating costs[b] ($ million)	(39.8)	(41.4)	(58.2)	(119.8)	(171.4)
G&G, G&Ac ($ million)	(15.7)	(16.0)	(14.1)	(44.4)	(39.9)
Selling expenses ($ million)	(3.5)	(4.4)	(3.8)	(12.1)	(8.3)
Operating profit ($ million)	54.7	90.3	80.5	229.0	226.6
Adjusted EBITDA ($ million)	99.8	127.9	115.2	339.2	334.0
Adjusted EBITDA ($ per boe)	40.7	48.4	41.0	44.3	37.7
Net profit ($ million)	25.1	25.7	24.8	81.0	84.8
Capital expenditures ($ million)	45.9	49.2	44.1	143.9	132.4
Cash and cash equivalents ($ million)	123.4	66.0	106.3	123.4	106.3
Short-term financial debt ($ million)	5.7	12.5	5.7	5.7	5.7
Long-term financial debt ($ million)	491.1	490.2	487.6	491.1	487.6
Net debt ($ million)	373.3	436.7	387.0	373.3	387.0
Dividends paid ($ per share)	0.147	0.147	0.132	0.430	0.392
Shares repurchased (million shares)	—	4.369	0.500	4.369	2.224
Basic shares – at period end (million shares)	51,193	51,163	56,118	51,193	56,118
Weighted average basic shares (million shares)	51,178	52,246	56,513	52,911	57,155

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 6,073 bopd, 6,956 bopd, and 5,045 bopd in 3Q2024, 2Q2024 and 3Q2023, respectively. No royalties were paid in kind in other countries. Production in Ecuador is reported before the Government’s production share.
b)	Production and operating costs include operating costs, royalties and economic rights paid in cash, share-based payments and purchased crude oil.
c)	G&A and G&G expenses include non-cash, share-based payments for $1.4 million, $1.3 million, and $1.7 million in 3Q2024, 2Q2024 and 3Q2023, respectively. These expenses are excluded from the Adjusted EBITDA calculation.

6 Based on GeoPark’s market capitalization as of October 31, 2024.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when otherwise specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This press release and its supplementary information do not contain all the Company’s financial information and the Company’s consolidated financial statements and corresponding notes for the period are available on the Company’s website.

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

9M2024 (In millions of $)	Colombia	Ecuador	Brazil	Chile	Other(a)	Total
Adjusted EBITDA	338.6	11.7	(2.4)	(0.1)	(8.5)	339.2
Depreciation	(89.3)	(5.6)	(1.1)	—	(0.0)	(96.0)
Write-off of unsuccessful exploration efforts	(6.9)	(7.7)	—	—	—	(14.6)
Share based payment	(1.0)	(0.0)	(0.0)	—	(3.8)	(4.8)
Lease Accounting - IFRS 16	4.9	0.0	0.7	—	—	5.6
Others	0.8	0.1	(1.1)	0.0	(0.2)	(0.3)
OPERATING PROFIT (LOSS)	247.1	(1.6)	(3.9)	(0.1)	(12.5)	229.0
Financial costs, net						(27.0)
Foreign exchange charges, net						7.2
PROFIT BEFORE INCOME TAX						209.2

9M2023 (In millions of $)	Colombia	Ecuador	Brazil	Chile	Other(a)	Total
Adjusted EBITDA	331.2	2.2	4.5	3.6	(7.4)	334.0
Depreciation	(71.7)	(5.1)	(1.7)	(7.8)	(0.0)	(86.4)
Write-off of unsuccessful exploration efforts	(21.5)	—	—	—	—	(21.5)
Share based payment	(0.9)	(0.0)	(0.0)	(0.1)	(4.3)	(5.3)
Lease Accounting - IFRS 16	6.1	0.0	0.7	0.7	—	7.6
Others	2.2	(0.5)	(0.2)	(2.2)	(1.1)	(1.9)
OPERATING PROFIT (LOSS)	245.4	(3.4)	3.3	(5.9)	(12.8)	226.6
Financial costs, net						(29.9)
Foreign exchange charges, net						(16.9)
PROFIT BEFORE INCOME TAX						179.7

(a)	Includes Argentina and Corporate.

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on Thursday, November 7, 2024, at 10:00 am (Eastern Standard Time) to discuss the 3Q2024 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/332625400

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: +1 404-975-4839

Global Dial-In Numbers:

https://www.netroadshow.com/conferencing/global-numbers?confId=68476

Passcode: 027838

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:
Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com
MEDIA:
Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

Mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including production, timing for closing of the acquisition transaction, Work Program and Investment Guidelines, strategic initiatives, growth and capital allocation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

Item 2

SUPPLEMENT TO THIRD QUARTER 2024 RESULTS RELEASE

This document should be read in conjunction with GeoPark’s Third Quarter 2024 Results Release, available on the Company’s website.

PRODUCTION, DELIVERIES AND REALIZED OIL PRICES

Production: Average net oil and gas production in 3Q2024 was 33,215 boepd, down 4% compared to 3Q2023 mainly due to the divestment of the Chilean business on January 18, 2024 and suspended production at the Manati gas field in Brazil (GeoPark non-operated, 10% WI) due to unscheduled maintenance, partially offset by higher production in Ecuador. Oil represented 99.6% and 93.5% of total reported production in 3Q2024 and 3Q2023, respectively.

For further details, please refer to the 3Q2024 Operational Update published on October 9, 2024.

Deliveries: Oil and gas deliveries to GeoPark’s offtakers in 3Q2024 totaled 26,631 boepd, down by 13% compared to 3Q2023, mainly due to higher economic rights paid in kind, as well as lower production.

The mix of royalties and economic rights paid in kind versus in cash impacts revenue, production and operating costs, though it remains neutral with respect to Adjusted EBITDA. In 3Q2024, there was a significant increase in economic rights paid in kind compared to 3Q2023, resulting in lower revenue and lower production and operating costs (due to lower economic rights paid in cash).

Reference and Realized Oil Prices: Brent crude oil prices decreased by 9% to $78.5 per bbl during 3Q2024, and the consolidated realized oil sales price decreased by 9% to $67.7 per bbl in 3Q2024.

A breakdown of reference and net realized oil prices in relevant countries in 3Q2024 and 3Q2023 is shown in the tables below:

3Q2024 - Realized Oil Prices	Colombia	Ecuador
($ per bbl)
Brent oil price (*)	79.0	79.3
Local marker differential	(5.2)	(0.1)
Commercial, transportation discounts & other	(6.2)	(9.4)
Realized oil price	67.6	69.8
Weight on oil sales mix	94%	6%

3Q2023 - Realized Oil Prices	Colombia	Ecuador	Chile
($ per bbl)
Brent oil price (*)	84.8	83.4	89.6
Local marker differential	(4.3)	—	—
Commercial, transportation discounts & other	(5.8)	(12.3)	(14.2)
Realized oil price	74.7	71.1	75.4
Weight on oil sales mix	96%	3%	1%

(*)	Corresponds to the average month of sale price ICE Brent for Colombia and Ecuador, and Dated Brent for Chile.

REVENUE AND COSTS

Revenue: Consolidated revenue decreased by 17% to $159.5 million in 3Q2024, compared to $192.1 million in 3Q2023, mainly reflecting lower realized oil and gas prices as well as lower deliveries.

Sales of crude oil: Consolidated oil revenue decreased by 15% to $157.5 million in 3Q2024, mainly due to a 9% decrease in realized oil prices and a 6% decrease in deliveries. Oil revenue was 99% and 96% of total revenue in 3Q2024 and 3Q2023, respectively.

The table below provides a breakdown of crude oil revenue in 3Q2024 and 3Q2023:

Oil Revenue (In millions of $)	3Q2024	3Q2023
Colombia	147.6	178.6
Ecuador	9.9	5.6
Brazil	—	0.1
Chile	—	1.0
Oil Revenue	157.5	185.4

Sales of purchased crude oil: 3Q2024 sales of purchased crude oil decreased to $1.5 million, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the cost of the oil purchased reflected in production and operating costs).

Sales of gas: Consolidated gas revenue decreased by 91% to $0.5 million in 3Q2024, compared to $5.3 million in 3Q2023, reflecting the divestment of the Chilean business in January 2024 and suspended production at the Manati gas field in Brazil due to unscheduled maintenance. Gas revenue was 0.3% and 3% of total revenue in 3Q2024 and 3Q2023, respectively.

The table below provides a breakdown of gas revenue in 3Q2024 and 3Q2023:

Gas Revenue (In millions of $)	3Q2024	3Q2023
Colombia	0.5	0.3
Brazil	—	2.6
Chile	—	2.4
Gas Revenue	0.5	5.3

Commodity Risk Management Contracts: No results on commodity risk management contracts, which are designated and qualify as cash flow hedges, were recorded in 3Q2024 or 3Q2023.

In September 2024, GeoPark had zero cost collars covering 14,500 bopd including purchased puts with an average price of $68.3 per bbl and sold calls at an average price of $95.1 per bbl.

Please refer to the “Commodity Risk Management Contracts” section below for a description of hedges in place.

Production and Operating Costs: Consolidated production and operating costs decreased to $39.8 million in 3Q2024 from $58.2 million in 3Q2023, mainly resulting from lower economic rights paid in cash (due to higher economic rights paid in kind).

The table below provides a breakdown of production and operating costs in 3Q2024 and 3Q2023:

Production and Operating Costs (In millions of $)	3Q2024	3Q2023
Operating costs	(36.0)	(40.6)
Royalties paid in cash	(1.0)	(0.8)
Economic rights paid in cash	(1.3)	(14.8)
Purchased crude oil	(1.4)	(1.9)
Share-based payments	(0.2)	(0.2)
Production and Operating Costs	(39.8)	(58.2)

Consolidated operating costs decreased to $36.0 million in 3Q2024, compared to $40.6 million in 3Q2023, mainly reflecting lower production and deliveries.

Consolidated royalties paid in cash amounted to $1.0 million in 3Q2024, compared to $0.8 million in 3Q2023.

Consolidated economic rights paid in cash (including high price, x-factor and other economic rights paid to the Colombian Government in cash) amounted to $1.3 million in 3Q2024 compared to $14.8 million in 3Q2023, due to higher volumes of economic rights paid in kind.

Consolidated purchased crude oil charges amounted to $1.4 million in 3Q2024 compared to $1.9 million in 3Q2023, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the sale of purchased oil being reflected in revenue).

Selling Expenses: Consolidated selling expenses decreased to $3.5 million in 3Q2024, compared to $3.8 million in 3Q2023.

Geological & Geophysical Expenses: Consolidated G&G expenses slightly increased to $3.0 million in 3Q2024, compared to $2.6 million in 3Q2023.

Administrative Expenses: Consolidated G&A increased to $12.7 million in 3Q2024 compared to $11.6 million in 3Q2023, mainly due to advisory services related to new business.

Adjusted EBITDA: Consolidated Adjusted EBITDA1 decreased by 13% to $99.8 million in 3Q2024. On a per boe basis, Adjusted EBITDA decreased to $40.7 per boe in 3Q2024 from $41.0 per boe in 3Q2023.

Adjusted EBITDA (In millions of $)	3Q2024	3Q2023
Colombia	99.7	115.6
Ecuador	5.1	0.7
Brazil	(1.6)	0.6
Chile	—	1.0
Argentina	(1.4)	(0.9)
Corporate	(2.0)	(1.7)
Adjusted EBITDA	99.8	115.2

[1]	For reconciliations, see “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” table below.

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 3Q2024 and 3Q2023, on a per boe basis:

Adjusted EBITDA/boe	Colombia		Ecuador		Brazil		Chile		Total[e]
	3Q2024	3Q2023	3Q2024	3Q2023	3Q2024	3Q2023	3Q2024	3Q2023	3Q2024	3Q2023
Production (boepd)	31,429	31,780	1,786	659	—	774	—	1,565	33,215	34,778
Inventories, RIK & Other[a]	(6,574)	(4,645)	(249)	202	—	(29)	—	(86)	(6,584)	(4,219)
Sales volume (boepd)	24,855	27,135	1,537	861	—	745	—	1,479	26,631	30,559
% Oil	99.5%	99.6%	100%	100%	—	2%	—	10%	99.5%	93%
($per boe)
Realized oil price	67.6	74.7	69.8	71.1	—	88.1	—	75.4	67.7	74.6
Realized gas price[b]	40.7	28.7	—	—	—	38.4	—	19.4	40.7	26.3
Realized commodity risk management contracts	—	(0.3)	—	—	—	—	—	—	—	(0.2)
Earn-out	(2.7)	(2.9)	—	—	—	—	—	—	(2.5)	(2.8)
Combined Price	64.8	71.4	69.8	71.1	—	39.3	—	24.9	65.1	68.4
Operating costs[c]	(14.7)	(14.2)	(20.2)	(51.7)	—	(21.2)	—	(14.4)	(15.4)	(15.3)
Royalties & economic rights	(1.0)	(6.1)	—	—	—	(3.1)	—	(0.9)	(0.9)	(5.5)
Purchased crude oil[d]	—	—	—	—	—	—	—	—	(0.6)	(0.7)
Selling & other expenses	(1.1)	(1.3)	(6.3)	(4.7)	—	—	—	(0.4)	(1.4)	(1.3)
Operating Netback/boe	48.0	49.8	43.4	14.8	—	15.0	—	9.2	46.8	45.6
G&A, G&G & other									(6.1)	(4.6)
Adjusted EBITDA/boe									40.7	41.0

a)	RIK (Royalties in Kind) & Other: Includes royalties and other economic rights paid in kind in Colombia for approximately 6,073 bopd and 5,045 bopd in 3Q2024 and 3Q2023, respectively. No royalties were paid in kind in Ecuador, Brazil or Chile. Production in Ecuador is reported before the Government’s production share.
b)	Conversion rate of $mcf/$boe=1/6.
c)	Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).
d)	Reported in the Corporate business segment.
e)	Includes amounts recorded in the Corporate business segment.

Operating costs per boe in Colombia are affected by the mix of royalties and economic rights paid in kind versus paid in cash, as operating cost per boe is calculated as total operating costs (including the cost to produce barrels that are used to pay royalties and economic rights in kind) divided by barrels delivered to GeoPark’s offtakers (after royalties and economic rights paid in kind).

Depreciation: Consolidated depreciation charges amounted to $33.1 million in 3Q2024, compared to $29.8 million in 3Q2023.

Write-off of unsuccessful exploration efforts: The consolidated write-off of unsuccessful exploration efforts amounted to $11.2 million in 3Q2024, compared to $9.3 million in 3Q2023. Amounts recorded in 3Q2024 correspond to an unsuccessful exploration well in the CPO-5 Block in Colombia (GeoPark non-operated, 30% WI) and two unsuccessful exploration wells in the Espejo Block in Ecuador (GeoPark operated, 50% WI).

Other Income (Expenses): Consolidated other expenses amounted to $1.5 million in 3Q2024, compared to $3.6 million income in 3Q2023.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT

Financial Expenses: Net financial expenses amounted to $9.2 million in 3Q2024, compared to $10.6 million in 3Q2023.

Foreign Exchange: Net foreign exchange gain amounted to $1.1 million in 3Q2024, compared to a $4.0 million loss in 3Q2023.

Income Tax: Income taxes totaled $21.6 million in 3Q2024, compared to $41.2 million in 3Q2023, mainly resulting from the re-estimation of the applicable tax surcharge in Colombia for 2024 (which was adjusted from 15% to 10%, because of a lower price environment).

Net Profit: Net profit amounted to $25.1 million in 3Q2024, compared to $24.8 million in 3Q2023.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $123.4 million as of September 30, 2024, compared to $133.0 million as of December 31, 2023.

This net decrease is explained by the following:

Cash and Cash Equivalents (In millions of $)	9M2024
Cash flows from operating activities	269.5
Cash flows used in investing activities	(179.6)
Cash flows used in financing activities	(99.3)
Currency Translation	(0.2)
Net decrease in cash & cash equivalents	(9.6)

Cash flows from operating activities of $269.5 million included income tax payments of $77.0 million.2

Cash flows used in financing activities mainly included $43.7 million related to repurchase of outstanding shares, $27.5 million related to interest payments and $22.5 million related to cash dividend payments.

Financial Debt: Total financial debt net of issuance cost was $496.8 million, corresponding to the 2027 Notes. Short-term financial debt was $5.7 million as of September 30, 2024, and corresponds to interest accrued on the 2027 Notes.

Financial Debt (In millions of $)	September 30, 2024	December 31, 2023
2027 Notes	496.8	501.0
Financial debt	496.8	501.0

FINANCIAL RATIOS3

(In millions of $)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage
3Q2023	493.3	106.3	387.0	0.8x	15.1x
4Q2023	501.0	133.0	368.0	0.8x	14.7x
1Q2024	495.0	150.7	344.3	0.8x	14.5x
2Q2024	502.7	66.0	436.7	0.9x	15.3x
3Q2024	496.8	123.4	373.3	0.8x	14.7x

Covenants in the 2027 Notes: The 2027 Notes include debt incurrence covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times for GeoPark to incur new debt.

2     Includes current income tax payments and withholding taxes from clients for $15.1 million (included within “Change in working capital” line item of the Statement of Cash Flow).

[3]	Based on trailing last twelve-month financial results (“LTM”).

COMMODITY RISK MANAGEMENT CONTRACTS

The table below summarizes commodity risk management contracts in place as of the date of this release:

Period	Type	Reference	Volume	Contract Terms
			(bopd)	(Average $ per bbl)
				Purchased Put	Sold Call
4Q2024	Zero cost collar	Brent	13,500	70.0	92.3
1Q2025	Zero cost collar	Brent	19,500	69.8	82.5
2Q2025	Zero cost collar	Brent	14,000	69.7	79.9
3Q2025	Zero cost collar	Brent	6,000	70.0	81.0
4Q2025	Zero cost collar	Brent	2,000	70.0	81.2

SELECTED INFORMATION BY BUSINESS SEGMENT

Colombia	3Q2024	3Q2023
(In millions of $)
Sale of crude oil	147.6	178.6
Sale of gas	0.5	0.3
Commodity risk management contracts	—	(0.7)
Revenue	148.1	178.3
Production and operating costs[a]	(34.6)	(48.9)
Adjusted EBITDA	99.7	115.6
Capital expenditures	39.4	41.3

Ecuador	3Q2024	3Q2023
(In millions of $)
Sale of crude oil	9.9	5.6
Sale of gas	—	—
Revenue	9.9	5.6
Production and operating costs[a]	(2.9)	(4.1)
Adjusted EBITDA	5.1	0.7
Capital expenditures	6.6	2.8

Brazil	3Q2024	3Q2023
(In millions of $)
Sale of crude oil	—	0.1
Sale of gas	—	2.6
Revenue	—	2.7
Production and operating costs[a]	(1.0)	(1.4)
Adjusted EBITDA	(1.6)	0.6
Capital expenditures	—	—

Chile	3Q2024	3Q2023
(In millions of $)
Sale of crude oil	—	1.0
Sale of gas	—	2.4
Revenue	—	3.4
Production and operating costs[a]	—	(1.9)
Adjusted EBITDA	—	1.0
Capital expenditures	—	—

a)	Production and operating costs = Operating costs + Royalties + Share-based payments + Purchased crude oil

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	3Q2024	3Q2023	9M2024	9M2023

REVENUE
Sale of crude oil	157.5	185.4	506.9	534.3
Sale of purchased crude oil	1.5	2.2	5.7	4.1
Sale of gas	0.5	5.3	4.6	19.1
Commodity risk management contracts	—	(0.7)	(0.1)	(0.7)
TOTAL REVENUE	159.5	192.1	517.1	556.9
Production and operating costs	(39.8)	(58.2)	(119.8)	(171.4)
Geological and geophysical expenses (G&G)	(3.0)	(2.6)	(8.6)	(7.6)
Administrative expenses (G&A)	(12.7)	(11.6)	(35.8)	(32.3)
Selling expenses	(3.5)	(3.8)	(12.1)	(8.3)
Depreciation	(33.1)	(29.8)	(96.0)	(86.4)
Write-off of unsuccessful exploration efforts	(11.2)	(9.3)	(14.6)	(21.5)
Other	(1.5)	3.6	(1.3)	(2.8)
OPERATING PROFIT	54.7	80.5	229.0	226.6
Financial costs, net	(9.2)	(10.6)	(27.0)	(29.9)
Foreign exchange gain (loss)	1.1	(4.0)	7.2	(16.9)
PROFIT BEFORE INCOME TAX	46.7	65.9	209.2	179.7
Income tax	(21.6)	(41.2)	(128.2)	(94.9)
PROFIT FOR THE PERIOD	25.1	24.8	81.0	84.8

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	September 30, 2024	December 31, 2023

Non-Current Assets
Property, plant and equipment	728.6	686.8
Other non-current assets	44.5	60.0
Total Non-Current Assets	773.0	746.8

Current Assets
Inventories	11.5	13.6
Trade receivables	45.9	65.0
Other current assets	73.1	58.1
Cash at bank and in hand	123.4	133.0
Total Current Assets	254.0	269.7

Total Assets	1,027.0	1,016.5

Total Equity	194.0	176.0

Non-Current Liabilities
Borrowings	491.1	488.5
Other non-current liabilities	144.1	121.5
Total Non-Current Liabilities	635.2	610.0

Current Liabilities
Borrowings	5.7	12.5
Other current liabilities	192.1	218.0
Total Current Liabilities	197.8	230.5

Total Liabilities	833.0	840.5

Total Liabilities and Equity	1,027.0	1,016.5

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	3Q2024	3Q2023	9M2024	9M2023

Cash flow from operating activities	126.4	92.6	269.5	190.3
Cash flow used in investing activities	(45.8)	(44.1)	(179.6)	(132.4)
Cash flow used in financing activities	(23.2)	(28.6)	(99.3)	(81.0)

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

9M2024 (In millions of $)	Colombia	Ecuador	Brazil	Chile	Other(a)	Total
Adjusted EBITDA	338.6	11.7	(2.4)	(0.1)	(8.5)	339.2
Depreciation	(89.3)	(5.6)	(1.1)	—	(0.0)	(96.0)
Write-off of unsuccessful exploration efforts	(6.9)	(7.7)	—	—	—	(14.6)
Share based payment	(1.0)	(0.0)	(0.0)	—	(3.8)	(4.8)
Lease Accounting - IFRS 16	4.9	0.0	0.7	—	—	5.6
Others	0.8	0.1	(1.1)	0.0	(0.2)	(0.3)
OPERATING PROFIT (LOSS)	247.1	(1.6)	(3.9)	(0.1)	(12.5)	229.0
Financial costs, net						(27.0)
Foreign exchange charges, net						7.2
PROFIT BEFORE INCOME TAX						209.2

9M2023 (In millions of $)	Colombia	Ecuador	Brazil	Chile	Other(a)	Total
Adjusted EBITDA	331.2	2.2	4.5	3.6	(7.4)	334.0
Depreciation	(71.7)	(5.1)	(1.7)	(7.8)	(0.0)	(86.4)
Write-off of unsuccessful exploration efforts	(21.5)	—	—	—	—	(21.5)
Share based payment	(0.9)	(0.0)	(0.0)	(0.1)	(4.3)	(5.3)
Lease Accounting - IFRS 16	6.1	0.0	0.7	0.7	—	7.6
Others	2.2	(0.5)	(0.2)	(2.2)	(1.1)	(1.9)
OPERATING PROFIT (LOSS)	245.4	(3.4)	3.3	(5.9)	(12.8)	226.6
Financial costs, net						(29.9)
Foreign exchange charges, net						(16.9)
PROFIT BEFORE INCOME TAX						179.7

(a)	Includes Argentina and Corporate.

LAST TWELVE-MONTH RETURN ON AVERAGE CAPITAL EMPLOYED

(In millions of $)	September 2024	September 2023
Last twelve-month Operating Income	273.3
Total Assets – Period-end	1,027.0	972.0
Current Liabilities – Period-end	(197.8)	(191.2)
Capital Employed – Period-end	829.2	780.8
Average Capital Employed	805.0
Return on Average Capital Employed	34%

For further information, please contact:

INVESTORS:

Maria Catalina Escobar	mescobar@geo-park.com
Shareholder Value and Capital Markets Director

Miguel Bello	mbello@geo-park.com
Investor Relations Officer

Maria Alejandra Velez	mvelez@geo-park.com
Investor Relations Leader

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

bbl	Barrel

boe	Barrels of oil equivalent

boepd	Barrels of oil equivalent per day

bopd	Barrels of oil per day

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

LTM	Last Twelve Months

mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including production, timing for closing of the acquisition transaction, Work Program and Investment Guidelines, strategic initiatives, growth and capital allocation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: November 6, 2024